ADITYA BIRLA GROUP

RECEIVED
2007 JAN 15 A 6:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 10, 2007

07020310

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

SUPPL

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission

Ladies and Gentlemen :

This letter is with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Quarterly Compliance Report of the Company dated 10.1.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED

JAN 17 2007

THOMSON FINANCIAL

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Adesh Gupta
Whole time Director & CFO

Encl : a/a

Dlw 1/16

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA GROUP

FILE NO : 82-34979

January 10, 2007

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

Sub. Compliance of Clause 49 of the Listing Agreement
(Scrip Code : BSE-500303)

Pursuant to Clause 49 of the Listing Agreement, we are sending herewith the Quarterly Compliance Report for the quarter ended 31st December, 2006.

The above is for your information.

Thanking you,

Yours faithfully,
For **ADITYA BIRLA NUVO LIMITED**

Adesh Gupta
Wholetime Director & CFO

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA GROUP

COMPLIANCE REPORT ON CORPORATE GOVERNANCE

NAME OF THE COMPANY : ADITYA BIRLA NUVO LIMITED
STATUS AS OF : QUARTER ENDED 31st December , 2006

Particulars	Clause of Listing Agreement	Compliance Status (Yes/ No)	**Remarks**
(1)	(2)	(3)	(4)
I.Board of Directors	**49 I**	Yes	
(A) Composition of Board	49 (1A)	Yes	
(B) Non- executive Director's compensation & disclosures	49 (1B)	Yes	
(C) Other provisions as to Board and Committees	49 (1C)	Yes	
(D) Code of Conduct	49 (1D)	Yes	
II.Audit Committee	**49 II**	Yes	
(A) Qualified and Independent Audit Committee	49 (II A)	Yes	
(B) Meeting of Audit Committee	49 (II B)	Yes	
(C) Powers of Audit Committee	49 (II C)	Yes	
(D) Role of Audit Committee	49 (II D)	Yes	
(E) Review of information by Audit Committee	49 (II E)	Yes	
III. Subsidiary Companies	**49 (III)**	Yes	
IV. Disclosures	**49 (IV)**	Yes	
(A) Basis of related party transactions.	49 (IV A)	Yes	
(B) Board Disclosures.	49 (IV B)	Yes	

ADITYA BIRLA GROUP

(C) Proceeds from public issues, rights issues, preferential issues etc. *	49 (IV C)	N.A.	
(D) Remuneration of Directors	49 (IV D)	Yes	
(E) Management.	49 (IV E)	Yes	
(F) Shareholders.	49 (IV F)	Yes	
V. CEO/CFO Certification	**49 (V)**	Yes	
VI.Report on Corporate Governance	**49 (VI)**	Yes	
VII. Compliance	**49(VII)**	Yes	

* Presently, the Rights Issue of 98, 26,638 Equity shares of Rs. 10 each at a premium of Rs. 783 per equity share for an amount aggregating Rs.779.25 Crores to the equity shareholders of the Company in the ratio of two equity shares for every seventeen equity shares has opened on December 26, 2006 and the issue will close on January, 25, 2007.

The details of usage of proceeds of Rights issue will be placed in the notes to the financial results published as per clause 41 of the Listing Agreement.

For **Aditya Birla Nuvo Limited**

Adesh Gupta
Wholetime Director & CFO

ADITYA BIRLA GROUP

January 9, 2007

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

SUPPL

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission
Sub : Board Meeting – 29th January, 2007

Ladies and Gentlemen :

This letter supplements our prior correspondence with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 9.1.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Adesh Gupta
Wholetime Director & CFO

Encls : a/a.

ADITYA BIRLA GROUP

FILE NO : 82-34979

January 9, 2007

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

Sub : Board Meeting – 29th January, 2007

Kindly note that the Board of Directors of the Company will meet on Monday, the 29th January, 2007 to consider interalia, Unaudited financial results for the quarter ended 31st December, 2006

The above is for your information and record.

Thanking you,

Yours faithfully,
For **ADITYA BIRLA NUVO LIMITED**

Adesh Gupta
Wholetime Director & CFO

Encls : a/a.

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com